SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   February 19, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

    PROGRESS ON PINON/RAILROAD PROJECT  ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, FEBRUARY 19, 2004, Royal Standard Minerals Inc.   has maintained an ongoing metallurgical column leach testing program by Kappis Cassiday and Associates of Reno, Nevada of samples from the gold-silver near surface resource.  Initial test results on trench and drill samples of the proposed mineable material from the Pinon deposit have returned favorable test results indicating that the gold recoveries for this deposit are 72% and 54% for silver at a nominal minus 0.25 inch size fraction.  The Company also has completed the open pit mine development and surface facilities plans for four (4) deposits on the Pinon and Railroad projects that includes an initial 7 million tons of near surface measured oxide gold-silver resource estimate that is part of a larger gold-silver resource that is expected to increase with further drilling, completed by Qualified Persons, R.Steininger, T. Master and J. Ashton, 2003-2004.

This program is part of an effort to complete the necessary documents to be filed with the US Bureau of Land Management (BLM) as the initial environmental (mine, plant and heap leach) permit application(s) for this project.  The Company expects to have this application filed with the BLM in the second quarter, 2004.

 In conjunction with the proposed near term resource development program RSM has also devoted significant effort toward a “new” resource expansion program on this property. This effort has included evaluating all of the available data for the property position, approximately 16,000 acres, it controls outside of the currently known gold-silver deposits.  The Company believes that this property is very prospective for deep, underground, gold deposits similar to Newmont’s Rain-extension-type deposit. A number of deep drill holes with significant gold mineralization occur within permissive host rocks along with the geologic/structural similarities to the Rain deposits support this contention.   This evaluation is nearly completed which is designed to direct or focus our exploration efforts on this property position in 2004.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this news release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com